Exhibit 99.1

Sol-Gel Technologies Reports Second Quarter 2018 Financial Results

Ness Ziona, Israel, August 8, 2018 (GLOBE NEWSWIRE) – Sol-Gel Technologies Ltd. (NASDAQ: SLGL) (“Sol-Gel” or the “Company”), a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases, today announced financial results for the second quarter ended June 30, 2018 and provided an update on its clinical development programs.

“The highlight of the second quarter was the initiation of our pivotal Phase III clinical program for Epsolay® which marks a significant achievement for Sol-Gel,” commented Dr. Alon Seri-Levy, Sol-Gel Technologies’ Chief Executive Officer. “We are pleased that we have been able to execute on the milestones outlined earlier this year and look forward to also initiating our Phase III trials in acne vulgaris in 2018.”

Corporate Highlights and Recent Developments

•
In June 2018, Sol-Gel announced dosing of the first subject in the pivotal Phase III clinical program evaluating the safety and efficacy of Epsolay (formerly VERED) in subjects with papulopustular rosacea (also known as subtype II rosacea). The pivotal Phase III clinical program is being conducted in accordance with a SPA agreement with the FDA regarding the design of the pivotal trials and the enrollment of patients is progressing as planned.  Papulopustular rosacea is a chronic, inflammatory skin condition that most often affects the face. Epsolay is a once-daily topical cream containing encapsulated benzoyl peroxide, 5%, using Sol-Gel’s proprietary microencapsulation technology.

Clinical Program Update

•	Sol-Gel expects to commence the pivotal Phase III clinical trials evaluating the safety and efficacy of TWIN in subjects with acne vulgaris in the the fourth quarter of 2018.

•	Sol-Gel plans to commence a bioequivalence study for a generic product candidate in the fourth quarter of 2018.

•	Sol-Gel expects to report top-line data from the pivotal Phase III clinical program for Epsolay and TWIN in 2019.

Financial results for the three months ended June 30, 2018

Research and development expenses were $5.8 million in the second quarter of 2018, compared to $4.4 million during the same period in 2017. The increase was primarily due to an increase in manufacturing expenses of $1.3 million related to the production of the clinical batches for TWIN and Epsolay.

General and administrative expenses were $1.5 million in the second quarter of 2018, compared to $1.8 million during the same period in 2017. The decrease was primarily due to a decrease of $0.3 million in legal and accounting expenses and a decrease of $0.4 million in consultation expenses, partially offset by an increase of $0.4 million in share-based compensation expenses.

Sol-Gel reported a loss of $6.9 million for the second quarter of 2018, compared to a loss of $6.2 million for the same period in 2017.

As of June 30, 2018, Sol-Gel had $19.2 million in cash, cash equivalents and deposits and $59.4 million in marketable securities, for a total of $78.6 million compared to $9.0 million in cash, cash equivalents and deposits as of December 31, 2017.

About Sol-Gel Technologies

Sol-Gel is a clinical-stage dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel’s current product candidate pipeline consists of late-stage branded product candidates that leverage our proprietary, silica-based microencapsulation technology platform, and several generic product candidates across multiple indications. For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the commencement of our planned clinical trials for TWIN, the commencement of our planned bioequivalence study for a generic product candidate and our expected date to report top-line data from our pivotal Phase III clinical program for Epsolay® and TWIN. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including but not limited to, the following: the fact that we have and expect to continue to incur significant losses; our need for additional funding, which may not be available; our ability to complete the development of our product candidates; our ability to obtain and maintain regulatory approvals for our product candidates in our target markets and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; our ability to rely on data from our Phase II TWIN trial to advance the development of SIRS-T; our ability to commercialize our product candidates; our ability to obtain and maintain adequate protection of our intellectual property; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; acceptance of our product candidates by healthcare professionals and patients; the possibility that we may face third-party claims of intellectual property infringement; the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; potential product liability claims; potential adverse federal, state and local government regulation in the United States, Europe or Israel; and loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2018 and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

SOL-GEL TECHNOLOGIES LTD.

BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2017	2018
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$5,024	$18,240
Bank deposit	4,000	1,000
Prepaid expenses and other current assets	1,511	2,443
Marketable securities	-	59,407
Advance payment	13	72
TOTAL CURRENT ASSETS	10,548	81,162

NON-CURRENT ASSETS:
Long-term receivables	1,653	1,604
Restricted long-term deposits	120	465
Property and equipment, net	2,314	2,478
Funds in respect of employee rights upon retirement	680	646
TOTAL NON-CURRENT ASSETS	4,767	5,193

TOTAL ASSETS	$15,315	$86,355

Liabilities and shareholders' equity (capital deficiency)
CURRENT LIABILITIES:
Accounts payable	534	1,884
Accrued expenses and other	1,332	2,024
Loans from the controlling shareholder	65,338	-
TOTAL CURRENT LIABILITIES	$67,204	$3,908

LONG-TERM LIABILITIES -
Liability for employee rights upon retirement	810	901
TOTAL LONG-TERM LIABILITIES	810	901
COMMITMENTS
TOTAL LIABILITIES	$68,014	$4,809

CAPITAL DEFICIENCY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2017 and June 30, 2018; issued and outstanding: 6,290,244 and 18,949,968 as of December 31, 2017 and June 30, 2018, respectively	82	520
Additional paid-in capital	42,480	188,907
Accumulated deficit	(95,261)	(107,881)
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	(52,699)	81,546
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)	$15,315	$86,355

SOL-GEL TECHNOLOGIES LTD.

STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2017	2018	2017	2018
REVENUES		$(93)		$(49)
RESEARCH AND DEVELOPMENT EXPENSES	$9,376	$10,462	$4,359	5,817
GENERAL AND ADMINISTRATIVE EXPENSES	2,460	2,660	1,849	1,518
TOTAL OPERATING LOSS	11,836	13,029	6,208	7,286
FINANCIAL INCOME, net	(4)	(409)	(6)	(379)
LOSS FOR THE PERIOD	$11,832	$12,620	$6,202	$6,907
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$1.88	$0.75	$0.98	$0.36
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	6,290,242	16,761,158	6,290,242	18,949,968

For further information, please contact:
Sol-Gel Contact:
Gilad Mamlok
Chief Financial Officer
+972-8-9313433

Investor Contact:
Patricia L. Bank
Westwicke Partners
+1-415-513-1284
patti.bank@westwicke.com